UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ASPEN TECHNOLOGY, INC.
Full Name of Registrant

Former Name if Applicable

Ten Canal Park
Address of Principal Executive Office (Street and Number)

Cambridge, MA 02141
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

As previously disclosed in a current report on Form 8-K that we filed on June 11, 2007, we have identified errors in our accounting for sales of installments receivable and, as a result, users should not rely upon (a) our previously issued financial statements as of June 30, 2005 and 2006, and for each of the three years in the period ended June 30, 2006, and the related reports of our independent registered public accounting firm for such periods and (b ) our previously issued financial statements included in our quarterly reports on Form 10-Q within those years and for each of the quarters ended September 30, 2006, December 31, 2006 and March 31, 2007.

In connection with a review of our financial statements, we identified errors related to our accounting for sales of customer installments receivable to financial institutions or unconsolidated special purpose entities, which we refer to below as “receivable sale facilities”.  The sale of our installments receivable is designed to meet “true sale” criteria for legal and accounting purposes and these transactions have historically been accounted for as a sale of assets for accounting purposes and not a borrowing.  The sold installments receivable serve as collateral under the receivable sales facilities and limited recourse exists against us in the event that the underlying customer does not pay.  As further described below, the accounting for these transactions should consist of recording the sold assets and an offsetting obligation in our consolidated balance sheet upon subsequently regaining control of these assets for accounting purposes.

We regained control when we engaged in new transactions with our customers to license additional software that consolidated the remaining balance of the installment receivable previously sold with a new installment receivable.  We sometimes enter into these agreements when we sell additional software or extend the terms of license arrangements.  Some arrangements allowed for this recourse, subject to a limit, which was exceeded.  Other receivable sale transactions did not allow for this method of consolidation.  Accordingly, the amount and/or method of consolidation of these receivables resulted in the loss of the legal isolation of the assets from us, which is one of the requirements to achieve and maintain sale accounting treatment under Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”.  Under this standard, regaining control for accounting purposes is accounted for in the same manner as a purchase of the assets in exchange for liabilities assumed.  Accordingly, we must record the sold installments receivable and an offsetting liability at fair value on the date of the change in control for accounting purposes.  We believe that we regained control related to certain installments receivable included in the receivable sales facilities at various dates depending on the level of the repurchase of certain of the sold installment receivables.  This accounting conclusion does not alter the arrangements with our customers and we do not believe that it changed our relationship with the financial institutions.

While sale accounting treatment was generally appropriate at the inception of the transactions prior to losing the legal isolation of the assets, our historical financial statements have not reflected these sold assets or the collateralized debt in our financial statements on the date that we regained control of these assets.  As the amount of such assets and the obligation is material to our financial statements, our previously issued financial statements as of June 30, 2005 and 2006 and for each of the three years in the period ended June 30, 2006 and related reports of our independent registered public accounting firm for such periods should not be relied upon.  In addition, our quarterly filings on Form 10-Q within these years and for each of the quarters ended September 30, 2006, December 31, 2006 and March 31, 2007 should not be relied upon.

We are working to finalize the dates and amounts of transferred assets for which we have regained control for accounting purposes.  We have reviewed thousands of installments receivable transactions, dating back to fiscal 2003, as part of a process to determine ending period balances for two new balance sheet accounts – a collateral asset for secured borrowings and a secured borrowing liability.  Based on the significant amount of work that we have completed over the course of the past three months, we estimate that the balances of each of these two new related balance sheet items were as follows:

• approximately $230 million as of June 30, 2005

• approximately $200 million as of June 30, 2006

• approximately $200 million as of March 31, 2007

Because the review of the accounting for these transactions is ongoing, these estimates are subject to change, and such changes could be material.  After we regain control for accounting purposes, we would recognize interest income and interest expense related to these receivables and the collateralized borrowing in the statement of operations. In addition, as we complete the review of these transactions, we may determine that other matters may require adjustment to our historical financial statements, and as a result these estimates are subject to change.

Due to the time needed to complete the adjustments to our historical financial statements, we could not complete the preparation of our restated financial statements in order to timely file our annual report on Form 10-K for our fiscal year ended June 30, 2007 without unreasonable effort or expense.

The information provided in this notice includes forward-looking statements, including statements regarding the nature and scope of our financial review, expectations as to the completion and results of the review, the timing of the filing of our Form 10-K for our fiscal year ended June 30, 2007 and the restatement of our previously issued financial statements, and the timing and impact of the restatement.  Actual results could differ materially from those indicated by such forward-looking statements for a number of reasons, including additional findings or determinations that may be made in completing our review of our accounting for sales of installments receivable, or other determinations that may be made in connection with the completion and audit of our financial statements.  In addition, the statements in this notice represent our expectations and beliefs as of the date of this notice.  Subsequent events and developments may cause these expectations and beliefs to change.  These forward-looking statements should not be relied upon as representing our expectations or beliefs as of any date subsequent to the date of this notice.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Bradley T. Miller	(617)	949-1000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the matters described in Part III above, we cannot provide at this time an estimate of our results of operations for the fiscal year ended June 30, 2007, other than the following, which we previously announced on September 12, 2007.  We anticipate reporting cash and cash equivalents of $132 million at June 30, 2007, which would reflect an increase of 31% from $101 million at March 31, 2007.  The anticipated balance of cash and cash equivalents should be considered a preliminary estimate pending completion of the audit of our financial statements for the fiscal year ended June 30, 2007.

ASPEN TECHNOLOGY, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 14, 2007	By	/s/ Bradley T. Miller
Bradley T. Miller
Senior Vice President, Finance and
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).